SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G

                                (Amendment No. )

                              Jensyn Acquisition Corp.

                                (Name of Issuer)

                     Common Stock, $0.0001 par value per share

                         (Title of Class of Securities)

                                    47632B102

                                 (CUSIP NUMBER)

                                December 31, 2016
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

-------------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Paul J. Glazer
    ---------------------------------------------------------------------------
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)     |_|
                                                               (b)     |X|
------------------------------------------------------------------------------
SEC USE ONLY
------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

-------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                        0
  SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------
                    SHARED VOTING POWER                                312,932
-------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                   0
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                           312,932
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       312,932
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.1%
--------------------------------------------------------------------------------
 TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------


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-------------------------------------------------------------------------------
NAME OF REPORTING PERSONS: Glazer Capital, LLC
    ---------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)     |_|
                                                               (b)     |X|
------------------------------------------------------------------------------
SEC USE ONLY
------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

-------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                        0
  SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------
                    SHARED VOTING POWER                                312,932
-------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                   0
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                           312,932
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       312,932
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    6.1%
--------------------------------------------------------------------------------
 TYPE OF REPORTING PERSON OO
--------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                           Jensyn Acquisition Corp. (the "Company")

Item 1(b).        Address of Issuer's Principal Executive Offices:

 			   800 West Main St., Suite 204
			   Freehold, NJ	07728

Item 2(a).        This Statement is filed by:

			(i) Glazer Capital, LLC, a Delaware Limited Liability Company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the "Glazer Funds");and

			(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

			The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

			The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                   The principal business address of the Reporting Persons is:

                           250 W. 55th Street
                           Suite 30A
                           New York, New York 10019

Item 2(c).        Citizenship:

                           Mr. Glazer is a citizen of the United States of America. GCL is a Deleware limited liability company.

Item 2(d).        Title of Class of Securities:

                           Common Stock, $0.0001 par value per share
                           (the "Common stock")

Item 2(e).        CUSIP Number:

                           47632B102


Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance  Company as defined in Section  3(a)(19) of the Exchange
          Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

     (e)  [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

     (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Non-U.S. Institution in accordance with Rule 13d-1(b)(1)(ii)(J);

     (k)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).



If filing as a non-U.S. insitution in accordance with Rule 13d-1(b)(1)(ii)(j), please specify the type of institution: _____________________

Item 4.           Ownership


The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting person hereto and is incorporated herein by reference for such Reporting person.

The Percentages set forth in Row (11) of the cover page for each Reporting
Person are based on the 5,169,500 shares of Common Stock Outstanding as of November 10, 2016, as reported in the Company's Quarterly Report on Form
10-Q for the Quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 14, 2016.


Item 5.         Ownership of Five Percent or Less of a Class.

                         Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

			 See Item 2.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not Applicable.

Item 8.         Identification and Classification of Members of the Group.

                         Not Applicable.

Item 9.         Notice of Dissolution of Group.

                         Not Applicable.

Item 10. Certification.

         By signing below I certify that, to the best of his or its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017



                                        /s/ Paul J. Glazer
                                        --------------------------
                                        PAUL J. GLAZER


					Glazer Capital, LLC

                                        By:	 /s/ Paul J. Glazer
                                                 --------------------------
                                        Name:    Paul J. Glazer
					Title:	 Managing Member

                                    Exhibit A
                                    ---------

                             Joint Filing Agreement
                             ----------------------


         The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned withou the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completely and accuracy of the information concerning him or i contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extnet that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2017




                                       /s/ Paul J. Glazer
				       ----------------------
                                       PAUL J. GLAZER


                                       GLAZER CAPITAL, LLC

                                       By:	/s/ Paul J. Glazer
                                                --------------------------
                                       Name:    Paul J. Glazer
                                       Title:   Managing Member





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